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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          SCHEDULE 13D AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              ANTARES PHARMA, INC.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                    036642106
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                                 (CUSIP Number)


                              Lawrence M. Christian
                              Antares Pharma, Inc.
                             707 Eagleview Boulevard
                                    Suite 414
                                 Exton, PA 19341
                                 (610) 458-6200
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                  Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 23, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

                                       1
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NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       2
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                                  SCHEDULE 13D

---------------------
 CUSIP NO. 036642106
---------------------


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1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Permatec Holding AG
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2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [X]
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3                          SEC USE ONLY

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4                          SOURCE OF FUNDS*

                           00
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5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITMES 2(d) or 2 (e)
                                                        [ ]
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6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                           Switzerland
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                                               7     SOLE VOTING POWER

                                                     2,900,000 shares
                              NUMBER OF      ----------------------------------
                               SHARES          8     SHARED VOTING POWER
                            BENEFICIALLY
                              OWNED BY               0 shares
                                EACH         ----------------------------------
                             REPORTING         9     SOLE DISPOSITIVE POWER
                               PERSON
                                WITH                 2,900,000 shares
                                             ----------------------------------
                                               10    SHARED DISPOSITIVE POWER

                                                     0 shares
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                                       3
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11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           2,900,000 shares
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12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*

                                                        [ ]
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13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           31.5%
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14                         TYPE OF REPORTING*        CO


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                       4
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                                  SCHEDULE 13D


---------------------
 CUSIP NO. 036642106
---------------------

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1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Dr. Jacques Gonella
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2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [ ]
                                                        (b)  [X]
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3                          SEC USE ONLY

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4                          SOURCE OF FUNDS*

                           00
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5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITMES 2(d) or 2(e)
                                                        [ ]
-------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                           Switzerland
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                                               7     SOLE VOTING POWER

                                                     2,750,000 shares
                              NUMBER OF      ----------------------------------
                               SHARES          8     SHARED VOTING POWER
                            BENEFICIALLY
                              OWNED BY               2,900,000 shares
                                EACH         ----------------------------------
                             REPORTING         9     SOLE DISPOSITIVE POWER
                               PERSON
                                WITH                 2,750,000 shares
                                             ----------------------------------
                                               10    SHARED DISPOSITIVE POWER

                                                     2,900,000 shares
-------------------------------------------------------------------------------

                                       5
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11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           5,650,000 shares
-------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGTE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*

                                                        [ ]
-------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           61.4%
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14                         TYPE OF REPORTING*        IN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                       6
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ITEM 1.   SECURITY AND ISSUER

The class of security to which this statement relates is the Common Stock, par value $.01 per share, of Antares Pharma, Inc. (formerly known as Medi-Ject Corporation). The name and address of the principle executive offices of the issuer of such securities are Antares Pharma, Inc., 707 Eagleview Boulevard, Suite 414, Exton, Pennsylvania 19341.


ITEM 2.  IDENTITY AND BACKGROUND

         a) and b) The names and business addresses of the persons filing this statement are as follows:

                   Permatec Holding AG
                   c/o JG Consulting AG
                   Hauptstrasse 16
                   4132 Muttenz, Switzerland

                   Dr. Jacques Gonella
                   c/o JG Consulting AG
                   Hauptstrasse 16
                   4132 Muttenz, Switzerland

         c) Permatec Holding AG is a corporation organized under the laws of Switzerland. Dr. Jacques Gonella is Chairman of Permatec Holding AG.

         d) The response to this item is negative for all persons listed above.

         e) The response to this item is negative for all persons listed above.

         f) Permatec Holding AG is a Swiss corporation. Dr. Jacques Gonella is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Permatec acquired its 2,900,000 shares pursuant to a stock Purchase Agreement dated as of July 14, 2000 (the "Purchase Agreement") by and among Antares Pharma, Inc. ("Antares"), Permatec Holding AG ("Permatec"), Permatec Pharma AG, Permatec Technologie AG, and Permatec NV. Pursuant to the Purchase Agreement, on January 31, 2001 (the "Closing Date") Permatec Holding AG acquired 2,900,000 shares of Antares $.01 par value common stock in exchange for all of the issued and outstanding shares of three wholly-owned subsidiaries of Permatec Holding
AG: Permatec Pharma AG, Permatec Technologie AG and Permatec NV.

The 2,750,000 shares held by Dr. Jacques Gonella were acquired above pursuant to the conversion by Permatec of 27,500 shares of Series C Convertible Preferred Stock, $.01 par value per share of Antares. This Series C Stock was acquired by Permatec in exchange for outstanding promissory notes of Antares held by Permatec in the aggregate amount of $ 5,500,000. Permatec held the converted shares in its name as nominee for Dr. Gonella. On April 23, 2002, the shares were transferred to the name of Dr. Gonella.


ITEM 4.  PURPOSE OF TRANSACTION

Please see explanation set forth above with respect to Item 3 for purposes of the acquisition of securities of the issuer. The answers to Item 4 are as follows:

         a)         Inapplicable
         b)         Inapplicable
         c)         Inapplicable
         d)         Inapplicable
         e)         Inapplicable
         f)         Inapplicable
         g)         Inapplicable
         h)         Inapplicable
         i)         Inapplicable
         j)         Inapplicable

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a)
         Permatec Holding AG is the beneficial owner of 2,900,000* shares of $.01 par value common stock of the issuer. Dr. Jacques Gonella is the beneficial owner of 5,650,000 shares of $.01 par value common stock of the issuer.

         b)
         Permatec Holding AG has the sole power to vote and the sole dispositive power over 2,900,000 shares of $.01 par value common stock of the issuer. Dr. Jacques Gonella has the sole power to vote and the sole dispositive power over 2,750,000,shares of $.01 par value common stock of the issuer. Dr. Gonella is the Chairman of Permatec Holding AG, and owns 96.9% of its issued and outstanding stock. Thus, Dr. Gonella has shared power to vote and shared dispositive power over the 2,900,000 shares of $.01 par value common stock of the issuer held by Permatec.

         c)
         The only transaction in the common stock of the issuer that were effected by any of the reporting persons during the past sixty days are the transactions described in Item 3 above.

         d)
         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

         e)
         Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Filed as Exhibits A to this Form 13D is an agreement by the persons filing this Form 13D to make joint filing.


* This number excludes any shares of the issuer held by Dr. Gonella.

                                       8
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                             PERMATEC HOLDING AG

                                             By  /s/  Dr. Jacques Gonella
                                                 ------------------------------
                                                 Dr. Jacques Gonella
                                                 Chairman


                                                 /s/ Dr. Jacques Gonella
                                                 ------------------------------
                                                 Dr. Jacques Gonella

                                       9
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                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Antares Pharma, Inc. is being filed on behalf of each of the undersigned.



                                             PERMATEC HOLDING AG

                                             By  /s/  Dr. Jacques Gonella
                                                 ------------------------------
                                                 Dr. Jacques Gonella
                                                 Chairman



                                             By  /s/  Dr. Jacques Gonella
                                                 ------------------------------
                                                 Dr. Jacques Gonella

                                       10